

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 4, 2021

<u>VIA E-MAIL</u>

Jason L. Bradshaw
Senior Compliance Consultant
Midland National Life Insurance Company
8300 Mills Civic Parkway
Des Moines, IA 50266

Re: Midland National Life Separate Account C
Initial Registration Statement on Form N-4
File Nos. 333-255058; 811-07772

Midland National Life Insurance Company
Initial Registration Statement on Form S-1
File No. 333-255059

Dear Mr. Bradshaw:

On April 6, 2021 you filed the above-referenced initial registration statements on Form N-4 and Form S-1 on behalf of Midland National Life Insurance Company (the "Company") and its separate account. We have reviewed the registration statements and have provided our comments below. Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements.[1]

<u>General</u>

1. As this is a combined prospectus for a Contract registered under Forms S-1 and N-4, the prospectus must include disclosure responsive to the requirements of both forms. We note that much of the required Form S-1 disclosure, including disclosure responsive to Item 11 of Form S-1, is missing. Additionally, it is the staff's understanding that the Company intends to rely on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934. If so, please add the required statement in the prospectus. Please confirm that all missing information, including all financial statements, exhibits, and other required disclosure will be filed in a pre-effective amendment to each registration statement. We may have further comments when you supply the omitted information.

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[1] Capitalized terms have the same meaning as in the registration statements unless otherwise indicated. Page numbering refers to the Form N-4 registration statement unless otherwise indicated.

2. Since the registration statements will go effective 135 days after the end of the Company's last fiscal year end, interim financial statements as required by Rule 3-12 of Regulation S-X will need to be included in the Form S-1 registration statement.

3. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the Company's obligations under the Contract or whether the Company will be solely responsible for any benefits or features associated with the Contract.

4. Please generally update the Table of Contents to match the prospectus. For example, (i) "Hedging Risk" should be removed from the Table of Contents, and (ii) some page numbers and section headings are incorrect, not capitalized, or missing (*e.g.*, Principal Risks of Investing in the Contract, "Range of Annual Operating Expenses for the Portfolios," "additional information about the indices," and "other information"). We also note that there are numerous typographical, formatting, and similar errors throughout the registration statements that should be corrected.

5. On the facing pages of the registration statements, please change the titles of the securities being registered as follows:

    a. In the Form N-4 registration statement, from "Individual Flexible Premium Variable Annuity Contracts" to: "Flexible Premium Deferred Registered Index-Linked and Variable Annuity Contracts."
    b. In the Form S-1 registration statement, from "Group Contingent Deferred Annuity Certificates" to: "Flexible Premium Deferred Registered Index-Linked and Variable Annuity Contracts and Interests Therein."

6. Please confirm that all disclosure reflects the currently effective provisions of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, the COVID-Related Tax Relief Act of 2020, and the Setting Every Community Up for Retirement Enhancement (SECURE) Act and American Rescue Plan, as applicable. Currently, it appears some of this disclosure is only in the Statement of Additional Information of the Form N-4 filing (*see*, *e.g.*, page 11 of the Statement of Additional Information, discussing the SECURE Act).

7. Please check and correct all internal cross-references. For example, on page 21, the section "Discontinuation of or Substantial Change to an Index" is cross-referenced, but the correct cross-reference appears to be to a section titled "Substitution of an Index." Similarly, on page 21, the cross-reference to "Indices" should be revised to "The Index." On page 23, "Appendix [C] – State Variations" is cross-referenced; "State Variations" appears in Appendix B.

8. Please provide powers of attorney that relate specifically to each registration statement as required by Rule 483(b) under the Securities Act of 1933.

Cover Page

9. We note there is disclosure throughout the prospectus regarding the Company's ability to change Floor Rates and Buffer Rates and reserving the right to eliminate Cycle Investments. The Cycle Investments and related material terms (*e.g.*, Floor Rate, Buffer Rate, and Cap Rate thresholds) should not change until the prospectus is amended to remove the Cycle Investments or to add new Cycle Investments. Please revise all disclosure in the prospectus that gives the Company the ability to change these terms, or eliminate investment options or features, at its discretion without amending the prospectus.

10. Please supplement the cover page discussion of Cycle Investments with a brief description of the key features of the Cycle Investments (*e.g.*, Cap Rates, Floor Rates, and Buffer Rates) in plain English.

11. Please revise to clarify all the distributions from Cycle Investments that are considered a withdrawal and add disclosure warning investors of the general mechanics and consequences of: (i) taking withdrawals (including Free Withdrawal Amounts, systematic withdrawals, and RMDs); (ii) transfers to Subaccounts; (iii) full surrender; (iv) payment of Death Benefits; and (v) Annuitization from Cycle Investments prior to a Cycle End Date due to Fair Value adjustments.

    Please also disclose that, unlike withdrawals from Cycle Investments, withdrawals from Subaccounts are not subject to Fair Value adjustments and investors should seek advice from financial and tax professionals before making decisions regarding withdrawals or distributions from Cycle Investments.

12. Please revise the second sentence of the fourth paragraph to expand on the loss that an investor could incur on Cycle Investments (*e.g.*: "You may lose money, up to all or a significant amount of your principal investment **and earnings from prior periods that are reinvested, and your loss can become greater in the case of a withdrawal (and is not limited by a Floor Rate or Buffer Rate), due to withdrawal charges and adjustments imposed on a withdrawal if the withdrawal is made before a Cycle End Date**."

13. Please revise the first sentence of the fourth paragraph to state that index-linked annuity contracts are complex insurance and investment vehicles, and investors should speak with a financial professional about the Contract's features, benefits, risks, and fees, and whether the Contract is appropriate for the investor based upon his or her financial situation and objectives. A second sentence may be included to address the risks associated with Cycle Investments and Subaccounts.

14. Please disclose on the cover page that the obligations under the Contract are subject to the creditworthiness and claims-paying ability of the Company.

15. Please revise the third sentence of the fifth paragraph to read as follows: "Upon cancellation, you will receive either a full refund of the amount you paid with your application **or your total Contract value."**

16. Please provide plain English definitions of any defined terms used on the cover page (*e.g.*, "Policy" is undefined).

17. Please update the back cover page with the disclosure required by Item 1(b)(3) of Form N-4.[2]

18. Please include the Contract identifier on the back cover page of the N-4 filing, as required by Item 1(b)(4) of Form N-4. Please remove the Contract identifier disclosure from the back cover of the Form S-1 filing.

19. Please include the legend on the back cover page of the prospectus required by Item 502(b) of Regulation S-K.

Definitions (pages 5-8)

20. In accordance with plain English principles, please use defined terms sparingly and appropriately. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998). We note, for example, that several capitalized terms or defined terms would be more appropriately defined where they are first referenced (*e.g.*, Qualified Contract, Non-Qualified Contract). Other capitalized terms or acronyms are used without definition (*e.g.*, the Code, RMDs, Cycle Investment Business Day). Other terms are intermittently capitalized or defined (*e.g.*, Annuitant, Gain, Free Look, Free Look Period, Contracts), and the Company should reconcile the use of these terms throughout. Other sets of defined terms appear to be synonymous, but are not explicitly indicated as such (*e.g.*, "Unit" is synonymous with "Cycle Investment Unit"; "Start Date" is synonymous with "Cycle Start Date"; "Investment Portfolio," "investment portfolio," "portfolio," "Portfolio Company," and "Investment Portfolio Company" are used synonymously; "general account," "General Account," and "Fixed Account" are used synonymously; and "Policy" and "Contract" are used synonymously); in these cases, a single defined term should be used where practicable. Finally, please define terms in the context of the disclosure where possible, rather than relying primarily on the Definitions section (*e.g.*, "Qualified Contract" and "Non-Qualified Contract" are defined in context on page 53).

21. In the definition of "Annuitant," please consider whether "person" should be revised to read "person(s)." Other disclosure (*see*, *e.g.*, page 13, page 25) suggests that there can be more than one Annuitant.

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[2] References herein to Form N-4 requirements refer to those in place after the 2020 amendments to the form. *See* Updated Disclosure Requirements and Summary Prospectus for Variable Annuity and Variable Life Insurance Contracts, Rel. No. 33-10765 (March 11, 2020).

22. In the definition of "Cycle End Date," please specify how the "Cycle Business Day on which a Cycle Investment is scheduled to end" is determined.

23. The definition of "Holding Account" states that the account will hold "proceeds from maturing Cycle Investment(s) before they are reinvested into a new Cycle Investment per the Contract Owner's instructions…." The disclosure throughout suggests there would be one day per month on which Cycle Start Dates and Cycle End Dates occur.

    a. Please explain why proceeds from a maturing Cycle Investment would be moved to the Holding Account and not, per the Contract Owner's prior instructions: (i) directly into a new Cycle Investment; (ii) into a Subaccount; or (iii) left in the same Cycle Investment for another Cycle Term.
    b. If proceeds would be moved directly into the next Cycle Investment (rather than the Holding Account) as indicated elsewhere in the prospectus, please revise the disclosure here, and throughout the prospectus where applicable, to that effect.

24. The definition of "Remaining Premium" references surrender charges, but on page 9, in the "Charges for Early Withdrawals" row, second column, the Surrender Charge is described as a percentage of Remaining Premium Payments. Please use one consistent definition of "Remaining Premium" throughout.

Important Information You Should Consider About the Contract (pages 9-12)

25. Please change the "Charge for Early Withdrawal" heading to "Charge**s** for Early Withdrawal**s**." *See* Form N-4, Instruction 1(a) to Item 2.

26. In the "Charges for Early Withdrawals" row, second column, please disclose that there is a Fair Value adjustment for amounts withdrawn or distributed from Cycle Investments before a Cycle End Date, which could result in a loss from each such Cycle Investment.

    a. Please specify, as a percentage, the maximum amount of such a loss.
    b. Please add a cross-reference, in the third column, to the disclosure later in the prospectus regarding the potential loss from such an adjustment.

27. With respect to the "Transaction Charges" row, second column, please revise the end of the first sentence to read: "in excess **of** 12 per Contract Year."

28. With respect to the "Ongoing Fees and Expenses (annual charges)" row, second column, please revise the first sentence to read: "The table below describes the fees and expenses that you may pay each year, if you allocate Premiums and/or your Contract Value to the Subaccounts**, depending on the options you choose**."

29. With respect to the minimum and maximum table in the "Ongoing Fees and Expenses (annual charges)" row:

      a. The cell immediately to the right of the "Base Contract Expenses" cell of the table should be split into two cells, each individually stating the minimum and maximum expenses as "1.35%," rather than having one cell covering both minimum and maximum expenses.

      b. In the cells to the right of the "Investment Portfolios (Portfolio Company fees and expenses)" cell of the table, please delete the word "gross" from each cell.

30. With respect to the Lowest Annual Cost/Highest Annual Cost table in the "Ongoing Fees and Expenses (annual charges)" row, please add, to both lists of assumptions, that the estimates include the Base Contract Expenses of 1.35% of Accumulation Value.

31. With respect to the "Risk of Loss" row, second column, please revise to read: "You can lose money by investing in this Contract, including loss of principal **and prior credited earnings**."

32. With respect to the "Not a Short-Term Investment" row, second column:
      a. Please revise the beginning of the first sentence of the third paragraph to read: "The risk of loss is greater **as to Cycle Investments** if you withdraw Contract Value…."
      b. Please revise the second sentence of the third paragraph in plain English.
      c. The last sentence of the third paragraph states: "Furthermore, such withdrawals will not receive the downside protection of the Floor or Buffer Rate." Please disclose here, if accurate, that this means, if such a withdrawal is taken, there is no limit to the potential loss of amounts invested in a Cycle Investment (or specify the maximum potential loss).

33. With respect to the "Risks Associated with Investment Options" row, second column, please disclose in the second bullet that the Holding Account has its own unique risks as well, and please disclose in the third bullet that investors should review the prospectus for the fund associated with the Holding Account (*i.e.*, the Fidelity Government Money Market Fund) before making an investment decision. Throughout, where the Holding Account is discussed, please add disclosure regarding any fees and expenses an investor would incur on funds held in the Holding Account (*i.e.*, fees related to investing in the Fidelity Government Money Market Fund).

34. Please change the "Investments" heading to "Investment Options." *See* Form N-4, Instruction 1(a) to Item 2.

35. With respect to the "Tax Implications" row, second column, please disclose here, and elsewhere, that an investor should also consult with a tax professional to determine the tax implications of making withdrawals.

36. With respect to the "Investment Professional Compensation" row, second column:
      a. Please clarify in plain English here, and elsewhere, what "persistency" refers to.

b. Please add the disclosure in the last two sentences to the "Other Information – Distribution" section of the prospectus.

c. If applicable, please add disclosure noting other forms of compensation, such as revenue sharing. *See* Form N-4, Instruction 6(a) to Item 2.

37. With respect to the "Exchanges" row, second column:

a. Here, and elsewhere, please revise the disclosure to match the language used in Instruction 6(b) to Item 2 of Form N-4 (*e.g.*, "contract" is lowercase).

b. Please add the disclosure appearing here to the section "Tax-Free Section 1035 Exchanges" in the prospectus and a cross-reference to the section "Tax-Free Section 1035 Exchanges" in the "Location in Prospectus" column of the table.

Overview of the Midland Live Well Registered Index-Linked and Variable Annuity (pages 12-16)

Q: What is the Contract, and what is it designed to do?

38. In the third sentence of the final paragraph, please explain what "low cost liquidity" means.

Q: How do I accumulate assets in the Contract and receive income from the Contract?

39. In the second paragraph under "Income Phase," please revise the first sentence as follows, if true: "When you elect to annuitize the Contract, your Contract Value will be converted into income payments and you **will** no longer be able to make withdrawals from the Contract."

Q: What are the primary features and options of the Contract?

40. In the bullet points under "Additional Features and Services," please disclose that Systematic Withdrawals can be made from Cycle Investments, subject to Fair Value adjustments for withdrawals taken before a Cycle End Date.

Summary Questions Related to the Cycle Investments – Q: What are Cycle Investments?

41. The first bullet point states: "What Index do I want my investment return to be based on?" Here, and elsewhere, please revise the disclosure to reflect that, currently, there is only a single Index offered as an investment option.

Summary Questions Related to the Cycle Investments – Q: What are the elements of a Cycle Investment?

42. In the third bullet point, and elsewhere (*e.g.*, page 27), please revise the definition of the Floor Rate, if true, to clarify that it is the maximum loss due to negative Index performance that the Contract Owner will incur at the end of the Cycle Term. For example, please clarify disclosure that states the Floor Rate is the "minimum rate of return on a Cycle Investment."

Summary Questions Related to the Cycle Investments – Q: What is the Floor Rate?

43. Please revise the third sentence of the first paragraph to read: "You will be protected **against** loss attributable to negative Index performance…."

44. The last sentence of the second paragraph of this question and the next question states: "See for examples for how this feature works." Please add examples here, rather than cross-referencing to other sections of the prospectus.

Summary Questions Related to the Cycle Investments – Q: What is the value of my Cycle Investment during the Cycle Term?

45. The first sentence of the fourth paragraph states: "There is no Floor Rate or Buffer Rate on a withdrawal or transfer taken before the Cycle End Date." Please make this statement more prominent.

Fee Table (pages 17-18)

46. Please revise the first sentence to conform to the language of the legend specified in Item 4 of Form N-4.

47. In the first sentence below the "Transaction Expenses" bullet, please revise "[t]he first set of tables list…" to read "[t]he first table lists…."

48. Please revise the "Contract Owner Transaction Expenses" table as follows:

    a. Disclose the maximum Fair Value adjustment for distributions from a Cycle Investment prior to the Cycle End Date due to transfers, withdrawals, surrender, contract cancellation, death or Annuitization.
    b. Add a footnote explaining the following:
        i. The actual amount of the Fair Value calculation is determined by a formula that depends on, among other things, how the Index has performed since the Cycle Start Date, the volatility of the Index, changes to interest rates, and the time remaining until the Cycle End Date, if true.
        ii. When the maximum loss would occur (*e.g.*, if there is a full distribution from a Cycle Investment at a time when the Index value has declined to zero).

      iii. If there is a distribution (*e.g.*, due to a withdrawal) before the Cycle End Date, the Floor Rate or Buffer Rate will not apply, and any upside performance will be limited to a percentage lower than the Cap Rate.

Please also cross-reference later disclosure that discusses the determination of Fair Value and the Proportional Cap Rate.

49. Please revise the first sentence below the "Periodic Charges Other Than Investment Portfolio Expenses" bullet to read: "The next table lists the fees and expenses that you may pay ***each year*** during the time that you own the Contract, not including Portfolio Company fees and expenses." *See* Item 4 of Form N-4.

50. Please delete the statement under the text of footnote one to the Annual Contract Expenses table.

51. In the "Total Annual Portfolio Expenses" table:

    a. Please revise the name of the table to "Annual Portfolio Company Expenses." *See* Item 4 of Form N-4.
    b. Please rename the columns titled "Lowest" and "Highest" as "Minimum" and "Maximum," respectively. *See* Item 4 of Form N-4.
    c. Please move footnote two from the first column, second row of the table to the first column, third row of the table (*i.e.*, following "Range of total annual operating expenses ***after*** waivers and expense reimbursements").

52. Please revise the second sentence of the second paragraph under the "Expense Examples" heading to read: "The Examples also assume that your investment has a 5% return each year **and assumes the most expensive of the Annual Portfolio Company Expenses**." *See* Item 4 of Form N-4.

Principal Risks of Investing in the Contract (pages 18-23)

Risks of Investing in the Cycle Investments – Liquidity Risk

53. The last sentence of the first paragraph reads as follows: "Furthermore." Please complete this disclosure or delete, as applicable.

54. The second paragraph states that withdrawals taken before the Cycle End Date will "reduce your Cycle Investment Value (and the amount available for withdrawals)…." Please clarify whether such reductions are on a dollar-for-dollar or on a proportional basis. If reductions are calculated on a proportional basis, please also explain the impact of such withdrawals.

55. Please clarify, in the third paragraph (and throughout the prospectus), when the Proportional Cap Rate is applied (*i.e.*, clarify whether it is applied after a Fair Value adjustment is determined, or whether it is part of the Fair Value adjustment calculation).

Risks of Investing in the Cycle Investments – Availability of Cycles, Floor Rates, and Cap Rates

56. Please revise the risk disclosure to also discuss Buffer Rates.

Risks of Investing in the Cycle Investments – Limited Participation in Positive Performance

57. Please revise the end of the first sentence as follows: "…in a mutual fund or exchange-traded fund **tracking the same Index**."

Risks of Investing in the Cycle Investments – Cycle Investment Unit Value Based Upon Fair Value During Cycle Term

58. The penultimate sentence of the first paragraph discusses the formula used to determine Fair Value.

    a. Please provide a plain English description of the formula.
    b. Please disclose the formula in the prospectus where Fair Value calculation is discussed (*see*, *e.g.*, page 31) as well as in Appendix C. Please confirm that the formula is objective; *i.e.*, it must be replicable and not dependent on the application of subjective factors by the Fair Value Calculation Agent.

59. The first sentence of the second paragraph states: "Midland National ***may*** publish on a website or otherwise make available Cycle Investment Unit Values prior to the Cycle End Date." Please change to "will" or explain why the Company is reserving this discretion. Please also disclose the website address where the values will be shown.

60. The second sentence of the second paragraph provides a cross-reference to an appendix for examples of Fair Value and Unit Value calculations. Please provide examples of Fair Value calculation in the prospectus, including examples showing the effects of: (i) positive and negative Index performance; (ii) performing the calculations early and late in a Cycle Term; and (iii) different types of Cycle Terms.

Risks of Investing in the Cycle Investments – Risk Associated with Indices – S&P 500 Index

61. Please confirm what index the Cycle Investments will track (*i.e.*, provide the index's actual name and ticker). The disclosure states that the Index is the S&P 500 Index, but it also states that Index performance does not reflect dividends or distributions paid on the securities comprising the Index. This suggests the Index may be a price return or net total return version of the S&P 500 Index.

Risks of Investing in the Cycle Investments – Risk Associated with Indices – Substitution of an Index

62. Please clarify that, since there is only one Index, Contract Owners' funds can only be allocated to Subaccounts if the Index is discontinued and not replaced.

63. The last sentence states: "Withdrawals from a Cycle Investment prior to its Cycle End Date will result in the application of the Proportional Cap Rate, which will lower the rate of return." Please confirm that this will not apply when the Index is terminated, since other disclosure states that the termination date is the Cycle End Date. If true, please also disclose in this sentence that such withdrawals may result in a rate of return less than the Cap Rate.

Other General Risks of Investing in the Contract – Adverse Tax Consequences

64. The second sentence discusses distributions from a tax-advantaged retirement account prior to attaining age 59 ½. If accurate, please clarify that this disclosure also applies to Non-Qualified Contracts.

<u>Purchasing the Contract (pages 24-25)</u>

65. The second sentence of the third paragraph states: "You must provide Separate Account allocation instructions even if you allocate 100% of your Premium payment to the Cycle Investments." Please explain supplementally why the Company imposes this requirement.

66. The second sentence of the fifth paragraph states: "1 Business Day prior to the Cycle Start Date, allocations to Cycle Investments will move into the Holding Account, which is invested in the Money Market portfolio." Please explain the basis for moving funds from Subaccounts into the Holding Account, then into Cycle Investments, without investors' instructions.

Right to Cancel

67. Please disclose whether Purchase Payments allocated to Cycle Investments will be subject to Fair Value adjustment upon cancellation of the Contract.

68. Please disclose that withdrawal charges will not be applied in calculating the amount returned upon cancellation of the Contract.

Tax-Free "Section 1035 Exchanges"

69. This section ends with the phrase "Premium Payments." If "Premium Payments" is intended to be a header (as the Table of Contents suggests), please complete the disclosure. Otherwise, delete.

<u>The Cycle Investment Options (pages 26-37)</u>

Available Cycle Investments

70. In the table describing the currently-offered Cycle Investments, please also disclose the Cycle Floor/Buffer Rate thresholds.

71. Please revise the sentence below the table as follows: "Over time, we may add and/or remove the Cycle Investments **by amending the prospectus**."

Features of a Cycle Investment

72. The first full paragraph on page 27 states: "In the future, we may offer Cycle Investments that include unlimited Cap Rates, as well as additional upside investment potential features." Please delete this disclosure, and delete similar disclosure elsewhere that states what the Company may do, or what Indices, features, or rates it may offer, in the future. These changes would need to be effected by amending the prospectus.

Features of a Cycle Investment – Buffer Rate

73. Please revise the first sentence to clarify that, with a Buffer Rate, the investor would be responsible for all negative returns that exceed the Buffer Rate.

74. Please revise the third sentence of the second paragraph as follows: "The Contract Owner bears the loss ~~only~~ to the extent negative Index performance exceeds -20%." Please similarly remove the word "only" in Example 2 underneath this sentence.

75. In the fourth bullet on page 28 ("Example 2"), and elsewhere as applicable, note the potential loss of the entire amount invested for a withdrawal prior to the Cycle End Date.

Investing in the Cycle Investments

76. Throughout this section, and the prospectus in general, please clarify (i) how the Company allocates initial Premium Payments and additional Premium Payments to Cycle Investments, and (ii) how rollovers of Cycle Investments are allocated on a Cycle End Date, including how funds are exchanged to and from the Holding Account.

77. Please specify, in the first sentence of the second paragraph, what amount of time "[e]ach week" is meant to represent.

78. In the second sentence of the second paragraph, and elsewhere, please specify Midland National's website address.

79. Please fix the numbering of the subparagraphs following the second paragraph (*i.e.*, add subparagraph "1)").

80. The third paragraph states: "The Cap Rate we establish on the Start Date of a new Cycle Investment may be different from the indicative Cap Rate in the Notice." Please state here what happens if the Cap Rate is below the Cap Rate Threshold. Please also disclose how investors would be notified of a change to the Cap Rate that is not reflected in the Notice (*e.g.*, through Midland National's website).

81. Please revise the first sentence of the fourth paragraph to read as follows: "To invest in a new Cycle Investment, you must submit your allocation instructions, **if different than the allocation instructions submitted with your application or currently on file with the Company,** at least one Business Day before the Cycle Start Date."

82. In the penultimate paragraph on page 29, please delete "we will reject it" from the first sentence. The Company should use the most recent allocation instructions on file.

83. Please clarify or explain the disclosure in the first sentence on page 30 (*i.e.*, defaulting a Contract Owner to Subaccount Investment Options if new allocation instructions are not received), and revise using plain English principles (*e.g.*, avoid multiple uses of "and/or").

Investing in the Cycle Investments – The Holding Account

84. Please revise the beginning of the first sentence as follows: "The Holding Account holds the following: (i) **additional** Premium Payments…."

Investing in the Cycle Investments – The Cycle Start Date

85. Please confirm that references to "minimum Cap Rate" in this section are synonymous with the "minimum Cap Rate" threshold discussed earlier in the prospectus (*see*, *e.g.*, page 20). If so, please add a cross-reference to this disclosure or consider defining the term. If not, please revise the disclosure for clarity.

Cycle Investment Value – The Proportional Cap Rate

86. Please add disclosure explaining the relationship between Fair Value calculation and the Proportional Cap Rate.

Transfers out of a Cycle Investment

87. Please disclose here, and elsewhere, whether transfers out of a Cycle Investment (*e.g.*, into a Subaccount) are treated differently than withdrawals. For example, please disclose whether an investor would be subject to the Fair Value adjustment and forfeit floor and buffer protection for amounts that are transferred out of a Cycle Investment before the Cycle End Date (but which are not withdrawn from the Contract).

Withdrawals from Cycle Investments – Required Minimum Distributions

88. In the first paragraph, please state, if true, that RMDs taken during a Cycle Term are subject to Fair Value adjustments.

89. In the second paragraph, please disclose that Surrender Charges do not apply to withdrawals taken for RMD purposes.

Cycle End Date Payments; Rollovers

90. Please specify in the first paragraph all options a Contract Owner has at the Cycle End Date.

91. The fifth paragraph states: "If you have not provided maturing Cycle Investment instructions, invested in a new Cycle Investment within the same Index, Cycle Term and Floor Rate or Buffer Rate, as applicable." The disclosure appears incomplete. Please revise.

Substitution of an Index

92. The first sentence of the first paragraph discusses the risk that "hedging instruments become difficult to acquire or the cost of hedging becomes excessive...." Please add this factor to the risk factor disclosure regarding substitutions of the Index.

93. The third sentence of the first paragraph states: "When we do so, we may adjust the Index Value used on the Start Date to the Index Value of the substitute Index on the Start Date or adjust the Cycle Investment Unit Value as of the date we substitute the comparable Index." Please specify which option will be used so investors know how the Cycle Investment Unit Value will be calculated.

94. Please reference the Cap Rate in the last sentence of the first paragraph.

95. In the third paragraph, discussing termination of the Cycle Investment, please disclose the method the Company will rely upon to calculate the Cycle End Date Unit Value in the event of termination.

Valuation of a Cycle Investment – Cycle Investment Unit

96. Please disclose here, and elsewhere as applicable, whether withdrawals reduce Cycle Investment Unit Value on a dollar-for-dollar basis or proportionately.

Valuation of a Cycle Investment – On the Cycle End Date

97. The last paragraph states that, once the Company uses the value of an Index reported to it to determine amounts payable or Cycle Investment Unit Value, the Company will not change the Index Value even if it is subsequently changed. Please explain the basis, under the federal securities laws, for not correcting such a calculation error after becoming aware of it or revise this disclosure.

The Subaccount Investment Options (pages 37-42)

Accumulation Units

98. The last sentence of the first paragraph states: "We also redeem units to pay for certain charges." Please specify these charges.

Processing Surrenders and Partial Withdrawals – Cycle Investments & Subaccounts (pages 42-44)

99. The penultimate paragraph on page 43 states: "Unless you specify otherwise, your partial withdrawal will be deducted from all Investment Options in the same proportion as your Contract Value bears to each Investment Option." Here, and elsewhere as applicable, disclose to investors that, because Cycle Investments are subject to Fair Value adjustment and Proportional Cap Rate adjustment, there are risks associated with taking partial withdrawals prior to the Cycle End Date from a Cycle Investment instead of from a Subaccount.

Benefits under the Contract (pages 44-48)

100.   Please provide clear, concise examples for each benefit. *See* Form N-4, Instruction to Item 10(c).

101.   With respect to the "Systematic Withdrawal Program" row, third column, please revise the second bullet to read as follows: "Subject to any applicable income taxes, including a possible 10% federal tax penalty if taken before age 59 ½." Please add this federal penalty disclosure throughout where similar disclosure regarding potential tax consequences appears.

Systematic Withdrawals

102.   Please disclose the consequences of taking systematic withdrawals from Cycle Investments prior to the Cycle End Date and encourage investors to consult with a financial professional before doing so.

Death Benefit – Designation of your Beneficiary

103.   In the eighth paragraph, please clarify what happens if there are multiple Beneficiaries but they do not all join in a transfer request.

Charges, Fees and Deductions (pages 48-50)

Transaction Expenses

104.   The first discussion of the Free Withdrawal Amount in the prospectus occurs in this section. Please add disclosure throughout the prospectus regarding the Free

Withdrawal Amount, its operation and its terms (*e.g.*, to the "Overview of the Midland Live Well Registered Index-Linked and Variable Annuity" section and to the "The Cycle Investment Options – Withdrawals from Cycle Investments" subsection).

105.	The final paragraph of the subsection states: "The Surrender Charge compensates the Company for distribution charges and other Contract expenses." Please explain the legal basis pursuant to Rule 6c-8 under the Investment Company Act of 1940 for using the Surrender Charge to compensate the Company for "other Contract expenses."

Annual Contract Expenses – Separate Account Annual Expenses

106.	The fifth sentence of the third paragraph states: "The mortality risk also arises, in part, because of the risk that the Death Benefit may be greater than the Accumulation Value." Please disclose how the Death Benefit may exceed the Accumulation Value.

Maturity Date (pages 50-52)

Payment of Life Income

107.	In subparagraph (a), "Life Annuity," please specify what happens if the Annuitant dies prior to the first payment.

Joint and Survivor Income

108.	Please specify what happens if both Payees die prior to the first payment.

The Registered Separate Account (pages 58-59)

Our Right to Change How we Operate the Registered Separate Account

109.	Please delete the second paragraph on page 59 (discussing automatic allocations to a Subaccount that is no longer available). It is redundant with the third paragraph.

Portfolio Voting Rights (pages 62-63)

110.	Please revise the penultimate sentence of the last paragraph on page 62 to read as follows: "We currently intend to vote any portfolio shares that we **(and our affiliates)** alone are entitled to vote in the same proportions that Owners vote."

Other Information (pages 63-65)

Suitability of the Contract

111.	The last sentence of the first paragraph states: "Before purchasing a Contract for use in a qualified plan, you should obtain competent tax advice both as to the tax treatment of the Contract and the suitability of the investment for your particular situation."

    a. Please modify this disclosure to state that an investor should obtain competent tax advice *and* financial advice (as investment suitability is referenced).

    b. Please disclose whether this is also applicable to Non-Qualified Contracts.

Where to Find Other Information (page 65)

112.   Please confirm whether the section "Where to Find Other Information," which appears alone without any corresponding disclosure, will be updated. If not, please delete the section header.

Appendix A – Investment Portfolios Available under the Contract (pages 65-69)

113.   If applicable, identify each Portfolio Company subject to an expense reimbursement or fee waiver arrangement and provide a footnote stating that their annual expenses reflect temporary fee reductions. *See* Form N-4, Instruction 4 to Item 17.

114.   With regards to the column titled "Investment Portfolio and Adviser/Subadviser":

    a. Please use the full names of the funds in the table.

    b. Please add the names of the advisers and subadvisers for each fund to each cell in the column.

    c. It appears that, in some instances, the share classes of the funds are being listed. Please delete references to fund share classes from the table.

Appendix C – Cycle Investment Unit Value Examples (pages 70-77)

115.   The bolded text on page 71 states: "During the Cycle Term prior to the End Date, no floor applies. Thus, during the Cycle Term, the decrease in the Unit Value is not limited by the floor protection."

    a. Please provide similar disclosure regarding the lack of buffer protection.

    b. Please provide examples illustrating how the lack of floor/buffer protection could affect an investor.

    c. Please note here, and elsewhere, an investor's maximum loss of principal in these conditions.

STATEMENT OF ADDITIONAL INFORMATION

Separate Account and the Company (page 3)

116.   Please provide the registrant's form of organization and its classification pursuant to Section 4 of the Investment Company Act of 1940. *See* Form N-4, Item 19(b).

Services (page 3)

117.　　Please revise the fourth sentence of the second paragraph to read: "SE2 does not prepare filings on behalf of the Separate Account or principal under**writer**", if true.

Other Investment Option Yield Calculation (pages 6-7)

118.　　Please confirm that the yield formula, which appears directly below the first paragraph on page 7, has been drafted correctly. *See* Form N-4, Item 24(b)(2).

Distribution of the Contracts (page 12)

119.　　Please revise the first sentence to read: "The Contracts will be offered on a continuous basis."

120.　　There is a blank table directly below the third paragraph. Please complete the table, or delete.

PART C

121.　　Please generally renumber the Items in Part C, and revise the disclosure, to match the requirements of revised Form N-4. It appears the current Part C disclosure is based on the prior version of Form N-4. (*e.g.*, delete the undertakings currently listed in Item 32(a)-(c); delete current "Item 27" disclosure and update per revised Form N-4).

122.　　Please add Item 34, "Fee Representation," and add to it the disclosure currently designated as Item 32(d) in the Form N-4 filing.

SIGNATURES

123.　　Please revise the signature blocks consistent with the requirements of Form N-4. In particular, please revise the signature block for the Depositor.

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　　　　Responses to this letter should be made in a letter to me filed on EDGAR and in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

　　　　You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

Although we have completed our initial review of the registration statements, the filings will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statements and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statements.

In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing pre-effective amendments, please feel free to contact me at 202-551-7703 or williamsmat@sec.gov.

Sincerely,

/s/ Matthew Williams

Matthew Williams
Senior Counsel

cc: Andrea Ottomanelli Magovern
     Sally Samuel
      Dodie Kent